1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

July 29, 2013

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 6010

Attn:	Barbara C. Jacobs Luna Bloom Craig Wilson Stephen Krikorian Amanda Kim

	Re:	Cvent, Inc. Registration Statement on Form S-1 (File No. 333-189837) Initially filed July 8, 2013

Ladies and Gentlemen:

On behalf of Cvent, Inc. (the “Company”), we are transmitting for filing Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For the convenience of the staff of the Securities and Exchange Commission, we are supplementally providing marked copies of Amendment No. 1 by courier.

Please direct your questions or comments regarding this letter or the Registration Statement to Mark R. Fitzgerald, Michael C. Labriola or the undersigned at (202) 973-8800. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Mark Bass

Mark G.C. Bass

AUSTIN    BEIJING    BRUSSELS    GEORGETOWN, DE    HONG KONG    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

U.S. Securities and Exchange Commission

July 29, 2013

cc:	Rajeev K. Aggarwal
Peter L. Childs
Lawrence Samuelson, Esq.
Cvent, Inc.

Mark R. Fitzgerald, Esq.
Michael C. Labriola, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard D. Truesdell, Jr., Esq.
Davis Polk & Wardwell LLP